EXPLANATION OF RESPONSES

1.	On February 25, 2015, HealthEquity Founder Holdings, LLC (“Founder Holdings”), a Utah limited liability company for which the reporting person previously served as a manager, distributed 500,000 shares (the “Distribution”) of common stock of the issuer on a pro rata basis to Neeleman Family Holdings, LLC (“Family Holdings”), a Utah limited liability company wholly owned by certain members of Founder Holdings, including the reporting person, in accordance with their respective ownership interests. Following the Distribution, the reporting person ceased to serve as a manager of Founder Holdings. The reporting person is the manager of Family Holdings and as such holds sole voting and investment power over the 500,000 shares of the issuer held of record by Family Holdings. The reporting person disclaims beneficial ownership of the shares held by Family Holdings except to the extent of his pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of the shares held by Family Holdings for any other purposes. In prior reports, the reporting person reported beneficial ownership of 2,120,000 shares of common stock of the issuer held of record by Founder Holdings. The reporting person no longer has beneficial ownership of any remaining shares of common stock of the issuer held of record by Founder Holdings.